May 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Delaying Amendment for BioXcel Therapeutics, Inc. Registration Statement on Form S-3 (File No. 333-265277)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-265277) filed with the Securities and Exchange Commission (the “Commission”) by BioXcel Therapeutics, Inc. on May 27, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Keith L. Halverstam, Latham & Watkins LLP, at 212-906-1761, or N. Danny Shulman, Latham & Watkins LLP, at 212-906-4510, outside counsel to the Company.

Sincerely,
BioXcel Therapeutics, Inc.

/s/ Richard Steinhart

Richard Steinhart
Senior Vice President and Chief Financial Officer

cc:	Peter N. Handrinos, Latham & Watkins LLP Keith L. Halverstam, Latham & Watkins LLP N. Danny Shulman, Latham & Watkins LLP